SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of August 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure:

A press release dated August 15, 2002 announcing Groupe Danone's consolidation of its fresh dairy products business in the United Kingdom.

PRESS RELEASE

DANONE

Groupe DANONE consolidates its Fresh Dairy Business in the U.K.

Groupe DANONE has acquired from Uniq Plc its Shape branded fresh dairy products portfolio.

A 60 million euro brand, Shape is number 2 in the low fat fresh dairy segment which is comparably well developed in the United Kingdom.

Groupe DANONE thereby consolidates its local market share in fresh dairy products, and accelerates its focussed growth strategy, already demonstrated by the success of Actimel.

This agreement is aligned with Groupe DANONE's strategy to consolidate its world n°1 position in fresh dairy products through local acquisitions.

Paris, 15 th August 2002.

Pour tout renseignement complémentaire :
Direction de la Communication : 01 44 35 20 70 / 01 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran. 75381 Paris Cedex 08 – Fax 01 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Group Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 27, 2002

GROUPE DANONE

By: ____________________
Name: Emmanuel Faber
Title: Senior Executive Vice-President, Chief Financial Officer

184900